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KAITLIN MCGRATH kaitlin.mcgrath@dechert.com +1 617 728 7116 DIRECT

October 4, 2024

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Aaron Brodsky

Re:	Gemcorp Commodities Alternative Products Fund (the “Fund”)

(File No. 811-23940)

Dear Mr. Brodsky:

This letter responds to comments that you conveyed to me telephonically on August 12, 2024 regarding the Fund’s registration statement on Form N-2, filed as a POS AMI filing with the Securities and Exchange Commission (the “Commission”) on July 12, 2024. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that will be made to the registration statement in Amendment No. 3 thereto (the “Amendment”) in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS

Summary of Terms, Investment Opportunities and Strategies (pages 1-5)

1.

Comment: We note your response to prior Comment 1 of the second comment response letter, dated as of July 12, 2024 (the “Second Response Letter”) concerning how the Fund’s custodian[s] for physical commodities will comply with custody obligations under Section 17(f) of the 1940 Act and rules thereunder.

a.	Please file the custodial agreement[s] as exhibits to the registration statement.

b.	With respect to certain trade finance transactions, please clarify how the Fund would come into possession of bills of lading and warehouse receipts,

including (i) what the Fund’s role is in these transactions, (ii) what is the actual investment the Fund is making and (iii) how would the Fund comply with Section 17(f) and Rule 17f-5 if the physical commodity becomes the Fund’s asset.

c.

With respect to the custody of physical gold, please elaborate on how the London Metal Exchange (“LME”) is overseen by the FCA as it relates to its licensing of gold warehouses, and how this effects the services the Fund expects to obtain at those warehouses. Please clarify (i) what the Fund’s relationship with the warehouse is, (ii) whether the Fund contracts with the owner or the operator of the warehouse directly or through some other entity (and, if so, what the status is of such entity and whether is it licensed or overseen by the LME) and (iii) how this custodial arrangement is similar to the factual situation addressed in the Brink’s no-action letter.

Response: The Fund will file the custodial agreement as exhibit to the Amendment to the registration statement. There may be additional custodial agreements entered into from time to time, and the Fund will file those agreements as exhibits at such time.

With respect to the trade finance transactions in which the Fund will participate, the Fund confirms that the Fund will originate or underwrite these transactions. Such transactions are privately negotiated secured borrowings, for which bills of lading and/or warehouse receipts serve as collateral evidencing title in the underlying commodity. To the extent the physical commodity underlying one of these transactions becomes an asset to the Fund, the Fund will comply with Section 17(f) and Rule 17f-5 by physically maintaining the bill of lading or warehouse receipt with a qualified foreign bank in accordance with Rule 17f-5, which per our prior response represents ownership of the underlying commodity.

With respect to the custody of physical gold, the Fund confirms, after further analysis, that it will custody physical gold in a vault or other secure custody facility owned and operated by The Brink’s Company or its subsidiaries (“Brink’s”) in reliance on the Brink’s no-action letter.

Investment Objective, Opportunities and Strategies, Investment Opportunities and Strategies (pages 20-21)

2.

Comment: We note your response to prior Comment 2 of the Second Response Letter concerning the Fund’s intended use of certain types of derivatives in its principal strategy. Please further clarify the specific purpose[s] for which each type of derivative will be used in the Fund’s principal investment strategy.

Response: The Fund confirms that it may invest in both exchange-traded and over-the-counter derivatives, such as futures, forwards, swaps and options, to either hedge the Fund’s exposure to a certain commodity or, in the future, invest in a specific commodity. The Fund may also use credit default swaps primarily for the purpose of investing in commodity-related sovereigns. The Fund may also invest in over-the-counter equity derivatives to invest in commodity related companies. The Fund has revised its disclosure accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions, Fundamental Investment Restrictions (page B-11-B-12)

3.

Comment: We note your response to prior Comment 7 of the Second Response Letter concerning the Fund’s fundamental policy regarding concentration. The Staff continues to believe that the use of the phrase of “commodities and commodities-related industries” reserves freedom of action to concentrate. Please provide more specificity as to whether the Fund will concentrate in industries and groups of industries. Please also explain how the Fund’s industry definition is not so broad that the primary economic characteristics of the companies in the industry are materially different.

Response: The Fund has revised the Fundamental Investment Restrictions disclosure as follows:

The Fund may not….

(5) Invest more than 25% of its total assets (taken at market value at the time of each investment) in the securities of issuers in any one industry. For purposes of this policy, securities of issuers in any one commodity group, as classified under the Harmonized Commodity Description and Coding System, will be considered to represent an industry. Securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities and tax-exempt securities of governments or their political subdivisions will not be considered to represent an industry (other than those securities backed only by the assets and revenues of non-governmental users with respect to which the Fund will not invest 25% or more of the value of its total assets (taken at market value at the time of each investment) in securities backed by the same source of revenue).

The Fund notes that the Harmonized Commodity Description and Coding System, generally referred to as the “Harmonized System” or simply “HS”, is a multipurpose international product nomenclature developed by the World Customs Organization (WCO). The Harmonized System comprises more than 5,000 commodity groups, each of which is identified by its own unique code (an “HS Heading”) and arranged in a legal and logical structure that supported by well-defined rules to achieve uniform classification. The Harmonized System is used by more than 200 countries (including by the United States Trade Commission) and economies as a basis for their Customs tariffs and for the collection of international trade statistics, and Over 98% of the merchandise in international trade has a HS Heading.

* * * * *

If you have any questions, please feel free to contact me at (617) 728-7116.

Very truly yours,

/s/ Kaitlin McGrath
Kaitlin McGrath